Jeff Smith Work History

Member of Board of Directors at POWERHANDZ Inc

Experience
Parter
On Point Logistics, Inc
May 2017 - Present
On Point Logistics & Transportation is the go-to resource for packing, shipping, printing and business service needs of the residents and businesses of Seattle, Washington and Las Vegas Nevada.

President / Owner
2240 Financial
January 2012 - Present
2240 Financial is an accounting and financial services firm specializing in assisting professional athletes, coaches, entertainers and other high net worth individuals in managing the business portion of their life, allowing them to focus on their careers.

Member of Board of Directors
POWERHANDZ Inc
June 2017 - Present